[redacted]

UN
SECURITIES AN[illegible] 05039178
Washin[illegible], D.C. 20549

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CM 3/17

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 46816

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Standard New York Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2005
DIVISION OF MARKET REGULATION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG LLP
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

KPMG

STANDARD NEW YORK SECURITIES, INC.

(A Wholly Owned Subsidiary of Standard New York, Inc.)

Statement of Financial Condition

As of December 31, 2004

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors and Stockholder
Standard New York Securities, Inc.:

We have audited the accompanying statement of financial condition of Standard New York Securities, Inc., (a wholly owned subsidiary of Standard New York, Inc.) as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Standard New York Securities, Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 24, 2005

STANDARD NEW YORK SECURITIES, INC.
(A Wholly Owned Subsidiary of
Standard New York, Inc.)

Statement of Financial Condition

December 31, 2004

Assets

Cash	$	5,022,715
Due from clearing broker		1,426,952
Due from affiliates		2,812,749
Other assets		158,855
Total assets	$	9,421,271

Liabilities and Stockholder's Deficit

Liabilities:		
Payable to affiliates	$	3,750,515
Other liabilities and accrued expenses		185,341
Total liabilities		3,935,856
Subordinated borrowing		6,000,000
Stockholder's deficit:		
Common stock, $1 par value. Authorized 5,000 shares; issued and outstanding 3,000 shares		3,000
Additional paid-in capital		5,997,000
Accumulated deficit		(6,514,585)
Total stockholder's deficit		(514,585)
Total liabilities and stockholder's deficit	$	9,421,271

See accompanying notes to the statement of financial condition.

(1) Organization

Standard New York Securities, Inc. (the "Company"), formerly known as Standard New York, Inc., was incorporated on November 3, 1993 in the State of Delaware. The Company was established to introduce emerging market trading business to a group affiliate and to expand the client base of the affiliate in the Americas region. Since then, the portfolio of services has been expanded to include client advisory services. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. and the National Futures Association.

The Company is a wholly-owned subsidiary of Standard New York, Inc. (the "Parent"), which is a wholly-owned subsidiary of SBIC Investments S.A. (Luxembourg), and an indirect wholly-owned subsidiary of the Standard Bank Investment Corporation Limited (Stanbic).

(2) Significant Accounting Policies

(a) *Basis of Presentation*

The accompanying statement of financial condition has been prepared on a going-concern basis. This basis of presentation is dependent on the continued financial support of the Company by Stanbic. Stanbic intends to financially support the Company for the foreseeable future.

(b) *Securities Transactions*

Securities transactions are recorded on the trade date as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their settlement date are recorded net on the statement of financial condition. The Company's securities transactions are cleared through Bear Stearns Securities Corp. on a fully disclosed basis.

Securities owned and securities sold but not yet purchased are stated at quoted market values.

(c) *Income Taxes*

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* (SFAS 109). Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on the deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

(d) Fair Value of Financial Instruments

The fair value of all financial instruments is estimated to be their carrying values as all financial instruments are either at market or short-term in nature. The subordinated borrowing's interest rate is variable and considered a market rate.

(e) Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(f) Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

(3) Subordinated Borrowing

On September 29, 1994, the Company entered into a subordinated borrowing agreement with an affiliate for $6,000,000. The subordinated borrowing bears interest at LIBOR computed monthly, and paid annually commencing October 1, 1994. During 1999, the subordinated borrowing's maturity date was extended from September 30, 2002 to September 30, 2003 and further extended on September 9, 2002, to December 31, 2006. The subordinated borrowing is covered by an agreement approved by the National Association of Securities Dealers, Inc. and is thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that the borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

(4) Due from Clearing Broker

Due from clearing broker consists of cash deposits with Bear Stearns Securities Corporation.

(5) Income Taxes

The Company is included in the consolidated Federal, state, and local income tax returns filed by the Parent. Under the group's tax sharing policy, income taxes are allocated to the Company on a separate return basis taking into account benefits, which can be utilized, in the consolidated return.

At December 31, 2004, the Company had a deferred tax asset in the amount of $38,029 related to accrued interest payable to a related party. At December 31, 2004, there is no valuation allowance established and management believes it is more likely than not that such benefit will be realized.

(6) Transactions with Related Parties

The Company has an agreement with an affiliate, which among other terms and conditions, provides that a portion of trading profits generated from certain transactions are allocated between the Company and the

(Continued)

affiliate according to the agreement. At December 31, 2004, the due from affiliates balance of $2,812,749 consists primarily of amounts due for allocation of trading profits pursuant to the agreement.

In the normal course of business, an affiliate pays certain operating expenses on behalf of the Company. At December 31, 2004, included in the payable to affiliates balance of $3,750,515, is approximately $3,662,480 for amounts due to the affiliate for reimbursement of such items.

(7) Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company is engaged in various trading and brokerage activities in which counterparties primarily include brokers and dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Pursuant to its agreement with its clearing broker, the Company is responsible for amounts uncollected from customers introduced by the Company to the clearing broker.

In addition, the Company's investments in foreign securities may involve risks not present in domestic investments. Since securities may be denominated in a foreign currency and may require settlement in foreign currencies and pay interest or dividends in foreign currencies, changes in the relationship of these foreign currencies to the U.S. dollar can significantly affect the value of the investments and earnings of the Company. Foreign investments may also subject the Company to foreign government exchange restrictions, expropriation, taxation, or other political, social, or economic developments, all of which could affect the market and/or credit risk of the investments.

(8) Commitments and Contingent Liabilities

The Company currently has a dispute with its clearing broker in the amount of approximately $230,000. This amount relates to a short position and related dividend expense dating back to May 1999 that the Company's clearing broker alleges belongs to the Company. Management of the Company, after an internal review of their books and records, has concluded that the disputed items are not the result of any transactions that the Company had authorized. Management of the Company, after consultation with outside legal counsel, believes the clearing brokers claims are without merit and as such has not recognized a liability for the above amount. If such matter is not resolved between the two parties, the Company will pursue legal action against its clearing broker.

(9) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $2,513,811, which was $2,251,421 in excess of its required net capital of $262,390. The Company's ratio of aggregate indebtedness to net capital was 1.57 to 1 at December 31, 2004.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

The Board of Directors and Stockholder
Standard New York Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Standard New York Securities, Inc. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 24, 2005